EXHIBIT 11.1

CALCULATION OF WEIGHTED AVERAGE FOR NINE MONTHS ENDED SEPTEMBER 30, 2003
BEGINNING BALANCE			14,919,394

	NO. OF SHARES ISSUED	CONTRIBUTION TO WEIGHTED AVERAGE	ENDING BALANCE

DATE

June 10, 2003	20,000	8,205	14,927,599
June 16, 2003	20,000	7,766	14,935,365
June 20, 2003	16,000	5,978	14,941,343
July 8, 2003	20,000	6,154	14,947,497
September 8, 2003	150,000	12,088	14,959,585
September 29, 2003	8,000	29	14,959,614
Loss for the period	$1,332,078
Weighted average shares	14,959,614
Net Loss per share	$(0.09)